EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES Sprint Corporation

	2004	2003	2002	2001	2000
	(millions)
Earnings
Income (loss) from continuing operations before income taxes	$(1,603)	$(504)	$401	$(2,350)	$(1,052)
Capitalized interest	(57)	(59)	(90)	(110)	(107)
Net losses in equity method investees	41	79	119	175	256
Subtotal	(1,619)	(484)	430	(2,285)	(903)
Fixed charges
Interest charges	1,339	1,496	1,560	1,383	1,169
Interest factor of operating rents	371	377	422	396	347
Total fixed charges	1,710	1,873	1,982	1,779	1,516
Earnings (loss), as adjusted	$91	$1,389	$2,412	$(506)	$613

Ratio of earnings to fixed charges	— (1)	— (2)	1.22	— (3)	— (4)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges by $1.6 billion in 2004.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges by $484 million in 2003.

(3)	Earnings, as adjusted, were inadequate to cover fixed charges by $2.3 billion in 2001.

(4)	Earnings, as adjusted, were inadequate to cover fixed charges by $903 million in 2000.

Note:	The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings included Income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.